DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05046112

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

March 2, 2005

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2005

Re: Exxon Mobil Corporation
Incoming letter dated January 14, 2005

Dear Mr. Parsons:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to ExxonMobil by the State Treasurer of Maine and the Connecticut Retirement Plans & Trust Funds. We also have received a letter from the Assistant Attorney General of Maine dated March 2, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

RECD S.E.C.
MAR - 4 2005
1086

Enclosures

cc: David Lemoine
State Treasurer of Maine
State of Maine
Office of the Treasurer
39 State House Station
Augusta, ME 04333-0039

Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
Office of the Treasurer
55 Elm Street
Hartford, CT 06106-1773

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 14, 2005

VIA NETWORK COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding General Discussion Time at Annual Meeting

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Exxon Mobil Corporation and the State of Maine Several Trust Funds regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. Exhibit 1 also includes copies of correspondence with a "co-sponsor" of the proposal. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, this letter is my opinion as Counsel for ExxonMobil.

Proposal relates to ordinary business operations.

The proposal urges the company to amend its corporate governance guidelines to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the non-employee directors.

By way of background, we note that, as the proponent acknowledges in the "whereas" clauses of the submission, ExxonMobil does expect its directors to make every effort to attend each annual meeting (see relevant excerpt from our Corporate Governance Guidelines attached as Exhibit 2). All ExxonMobil directors attended the 2004 annual meeting. We also agree the annual meeting is an important venue for directors to hear the views of shareholders, and that the non-employee directors should be available to respond to shareholder questions at the meeting as circumstances permit. The Chairman of ExxonMobil's Board Affairs Committee (our corporate governance committee) spoke at the 2004 shareholders' meeting in response to a shareholder question regarding director stock holdings and compensation. To the extent time allows, ExxonMobil has also long made it a practice to provide a period of general question and answer after the formal business of the annual meeting is concluded, and did so in 2004.

We do not agree that the annual meeting is the only or a even a particularly conducive forum for dialogue between shareholders and directors on specific issues. At ExxonMobil's 2004 annual meeting, the agenda included the election of directors, ratification of auditors, an additional management-sponsored proposal, and eight shareholder proposals. The meeting agenda also included a review of ExxonMobil's business and financial results, which we believe is the primary area of interest to most shareholders in attendance, as well as a general question and answer period as previously noted.

In order to cover all these items of business in a reasonable period of time, the amount of time devoted to discussion of individual issues must necessarily be limited.[1] We accordingly believe that, in general, a more thoughtful dialogue between shareholders and directors can be carried out in writing, and it is for this reason that we provide means whereby any shareholder may contact a particular non-employee director or the non-employee directors as a group either in writing or electronically through our website (see Exhibit 2).

In any case, the SEC staff has long-held that proposals such as the current proposal to micro-manage the conduct of a company's annual meeting relate to ordinary business and may therefore be omitted under Rule 14a-8(i)(7). See AmSouth Bancorporation (available January 15, 2002), in which the staff concurred that a proposal relating to the specific amount of time allocated for shareholder discussion during the course of an annual meeting and of board answers to shareholder questions posed at the meeting could be excluded from the company's proxy statement under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. See also P G & E Corporation (available January 27, 2000) (proposal requesting the board adopt a policy of providing shareholders attending its annual meeting with a maximum time limit for further questioning and discussion after the board answers a shareholder's question could be excluded under Rule 14a-8(i)(7)); The Gillette Company (available February 2, 2001) (proposal relating to procedures for presenting and discussing issues with shareholders during the course of an annual meeting could be excluded as related to the company's ordinary business operations); Citigroup Inc. (available January 14, 2004) (proposal relating to guidelines for speakers at annual meetings could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., conduct of annual meetings)); and Commonwealth Energy Corporation (available November 15, 2002)

[1] A key factor limiting the amount of time available for general discussion at ExxonMobil's annual meeting is the large number of shareholder proposals we regularly face. The 2003 annual meeting included 12 shareholder proposals and 14 shareholder proposals are currently pending for the 2005 annual meeting. In addition, several hundred persons typically attend our annual meeting. Obviously, not all attendees are interested in the same narrow issues.

(proposal to amend the by-laws to specify how annual meetings should be conducted could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations (i.e., shareholder relations and the conduct of annual meetings)).

In EMC Corporation (available March 7, 2002), the staff found it to be a matter of ordinary business whether a company even holds an in-person annual meeting at all.[2] If the decision whether to hold a physical meeting in the first place is a matter of ordinary business, details of the meeting agenda must surely be matters of ordinary business.

See also the long line of letters holding the determination of the time and place of a shareholders' meeting to be a matter of ordinary business, including The Gillette Company (available February 4, 2004); J.P. Morgan Chase & Co. (available February 5, 2003); and Verizon Communications Inc. (available January 30, 2001).

Proposal has already been substantially implemented.

As discussed in more detail above, the proposal may also be omitted under Rule 14a-8(i)(10) since ExxonMobil already provides that all directors are expected to attend the annual meeting and already provides a general question and answer period.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent and the co-sponsor.

Sincerely,

[signature]

JEP:clh
Enclosure

cc - w/enc: Ms. Dale McCormick
State Treasurer of Maine

Mr. Howard G. Rifkin
Deputy State Treasurer
State of Connecticut

[2] In that case, applicable state law would allow a "virtual" annual shareholders' meeting to be conducted entirely by webcast rather than in person.

STATE OF MAINE
OFFICE OF THE TREASURER
39 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0039

DALE McCORMICK
TREASURER OF STATE

HOLLY A. MAFFEI
DEPUTY TREASURER OF STATE

December 13, 2004

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Raymond:

The State of Maine is concerned that the increased cost of carbon will have an impact on our company. At last year's stockholders meeting I was not allowed to ask one of the Directors a question about our company's preparation for a carbon market. The annual meeting is the one time that shareholders hope to be able to communicate with the Directors of our company and to date this has been problematic.

The State of Maine Several Trust Funds is the beneficial owner of eleven hundred and twenty-five (1,125) shares of ExxonMobil, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby notifying you of our intention to file the attached proposal asking the ExxonMobil Board of Directors to amend the corporate governance guidelines to provide that a time be set aside at the annual meeting for shareholders to ask questions and receive replies directly from the non-employee directors. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

While there will be other shareholders submitting this resolution, until January 7, 2005 I will serve as the primary contact for these concerns. After that date Treasurer-Elect, David Lemoine, will become Treasurer and therefore the beneficial owner.

Sincerely,

Dale McCormick

Dale McCormick
State Treasurer of Maine

SHAREHOLDER PROPOSAL

DEC 14 2004

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

cc: Henry Hubble, Secretary, Exxon Mobil
Encl: Resolution and ownership verification

PHONE: (207) 624-7477 TTY: (207) 624-7630 FAX: (207) 287-2367
e-mail: state.treasurer@state.me.us

Shareholder Engagement
ExxonMobil for 2005 Annual Meeting

WHEREAS, the Board of Directors of ExxonMobil has adopted Corporate Governance Guidelines, the latest revision of September 29, 2004 is available on the company's website.

Whereas, those guidelines state that "The directors' fiduciary duty is to exercise their business judgment in the best interests of ExxonMobil's shareholders."

Whereas, as recognized in the Corporate Governance Guidelines, and the company's by-laws there are a number of functions of the corporation that the Board reserves to itself.

Whereas, the ExxonMobil Corporate Governance Guidelines provide for communication by interested Parties with non-employee Directors and state that "it is expected that each director will make every effort to attend each annual meeting."

Whereas, shareholders elect the directors and it is appropriate to directly hear directors' views on matters relating to the company's fortunes, strategy and challenges. Dialogue and accountability are essential to good corporate governance and the annual meeting is the best, most appropriate and the preferred forum for such a dialogue.

Resolved: That shareholders urge the company to amend its Corporate Governance guidelines to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the non-employee directors.

Supporting Statement

We believe that day-to-day operations of the company are the purview of management, and they should address questions shareholders have in this area. However, in areas of policy, governance, nomination of directors, executive compensation, audit issues, strategic planning, and other board responsibilities, shareholders should be able to ask questions of – and hear direct responses from – members of the Board of Directors. We believe that setting aside a period at the annual meeting for such discussions is in the best interest of the corporation and its shareholders.

McDonald
Financial Group

KeyBank National Association
Member FDIC

Investment Management Services

One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

November 23, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request, we confirm the following as of this date:

Within the following State of Maine investment portfolio accounts are holdings of Exxon Mobil common stock:

State of Maine/Baxter State Park:	500 shares Exxon Mobil
State of Maine Several Trust Funds:	1,125 shares Exxon Mobil
State of Maine Lands Reserve:	1,125 shares Exxon Mobil
TOTAL:	2,750 shares Exxon Mobil common stock

We are the investment managers and custodians of the securities within the above accounts and hereby attest to the above. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 15, 2004

VIA UPS - OVERNIGHT DELIVERY

Ms. Dale McCormick
State Treasurer of Maine
State of Maine
Office of the Treasurer
39 State House Station
Augusta, ME 04333-0039

Dear Ms. McCormick:

This will acknowledge receipt of the proposal concerning annual meeting discussion, which you have submitted on behalf of the State of Maine Several Trust Funds in connection with ExxonMobil's 2005 annual meeting of shareholders.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since the State of Maine Several Trust Funds does not appear on our records as a registered shareholder, you must submit proof that the State of Maine Several Trust Funds meets these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your letter of December 13 included a letter dated November 23, 2004, from McDonald Financial Group. This letter does not adequately establish your eligibility in at least three different respects:

1. The McDonald Financial letter states that the State of Maine Several Trust Funds held 1,125 shares of Exxon Mobil Corporation stock on November 23. As explained above, you must submit documentation from the record holder of your securities indicating that you have continuously held the required value of securities for at least

one year as of the date of submission of your proposal. We received your proposal in our principal executive offices on December 14, 2004, and therefore December 14 is the date of submission. A letter regarding ownership on November 23 does not verify ownership through the December 14 date of submission.

2. The letter from McDonald Financial also only indicates that you owned ExxonMobil stock on one particular date. The letter does not state when you acquired the shares and does not verify that your ownership of the minimum value of shares has been continuous for the required period. Again as noted above, your proof of ownership must specifically state that you have continuously held the minimum amount of stock for the one year period preceding the December 14 date of submission, not simply that you owned the required number of shares on a specific date or dates within that period since you may have bought and sold shares within the one-year period.

3. Finally, as noted above, the proof of continuous ownership for one year as of the date of submission must be provided by the record holder of your securities. The records of our transfer agent do not indicate that McDonald Financial Group is a record holder of ExxonMobil stock, nor does McDonald Financial Group appear on DTC's records as a direct participant in the DTC book entry system. At a minimum, McDonald Financial (or any other second tier bank, broker, trust, or other entity through which you beneficially own your securities) must identify the direct DTC participant who acts as the actual record holder for your shares.

Documentation establishing your eligibility and adequately correcting the deficiencies specifically noted in this letter must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Henry H. Hubble

Enclosure

39 State House Station
Augusta, ME 04333-0039
(207)624-7477
(207)287-2367 (fax)

State of Maine
Office of the Treasurer

Fax Coversheet

To: Mr. Henry H Hubble **From:** Dale McCormick

Fax: 972-444-1505 **Pages:** 3 (including cover)

Phone: **Date:** 12/28/2004

Re: Proof of Ownership for Shareholder Resolution

Urgent **For Review** **Please Comment** **Please Reply** **Please Recycle**

• **Comments**

Original sent via Fed Ex.

STATE OF MAINE
OFFICE OF THE TREASURER
39 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0039

DALE McCORMICK
TREASURER OF STATE

HOLLY A. MAFFEI
DEPUTY TREASURER OF STATE

December 27, 2004

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL
DEC 28 2004
NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Dear Mr. Hubble:

Enclosed please find a letter dated December 20, 2004 from McDonald Financial Group in response to your letter to me dated December 15, 2004.

I trust this establishes our eligibility as required. Thank you for bringing this to my attention.

Sincerely,

Dale McCormick

Dale McCormick

PHONE: (207) 624-7477 TTY: (207) 624-7630 FAX: (207) 287-2367
e-mail: state.treasurer@state.me.us

McDonald
Financial Group

KeyBank National Association
Member FDIC
Investment Management Services
One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

December 20, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request and for the purposes of disclosure to Exxon Mobil Corporation, we confirm and certify to the following as of **December 14, 2004**:

Within the following State of Maine investment portfolio accounts are the following holdings of Exxon Mobil common stock that have been continuously held in their respective accounts for over a one year period preceding December 14, 2004 based on tax lot records:

State of Maine/Baxter State Park:	375 shares Exxon Mobil	{Acquired 06/09/2003}
State of Maine Several Trust Funds:	950 shares Exxon Mobil	{Acquired 10/20/1993}
State of Maine Lands Reserve:	875 shares Exxon Mobil	{Acquired 04/06/1995}
TOTAL:	2,200 shares Exxon Mobil	

We are the investment managers of the above portfolios and KeyBank National Association is the direct DTC participant and custodian of the above shares. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.
KeyBank National Association

STATE OF MAINE
OFFICE OF THE TREASURER
39 STATE HOUSE STATION
AUGUSTA, MAINE
04333-0039

DALE McCORMICK
TREASURER OF STATE

HOLLY A. MAFFEI
DEPUTY TREASURER OF STATE

December 29, 2004

RECEIVED
DEC 30 2004
H. H. HUBBLE

Mr. Henry H. Hubble
Vice President, Investor Relations
and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Hubble:

This follow-up to my letter of December 27, 2004, is for clarification purposes. The enclosed letter dated December 20, 2004 from McDonald Financial Group is in response to your letter to me dated December 15, 2004 with respect to the shares of the State of Maine Several Trust Funds and the eligibility necessary for my shareholder resolution.

The shareholder resolution, which you received some time ago, is attached again for your convenience. The letter from McDonald Financial Group states that the State of Maine Several Trust Funds owns, as of December 14, 2004, 950 shares of ExxonMobil and has since October 20, 1993. In addition, the letter certifies that KeyBank National Association, of which McDonald Financial Group is their investment division, is the direct DTC participant and custodian of the above-mentioned shares.

I trust this establishes our eligibility as required. Thank you for bringing this to my attention.

Sincerely,

Dale McCormick

PHONE: (207) 624-7477 TTY: (207) 624-7630 FAX: (207) 287-2367
e-mail: state.treasurer@state.me.us

McDonald Financial Group

KeyBank National Association
Member FDIC
Investment Management Services
One Canal Plaza, 2nd Floor
Portland, ME 04101

Ms. Dale McCormick, State Treasurer
Maine State Treasury Dept.
State House Station # 39
Augusta, ME 04333

December 20, 2004

RE: State of Maine Investment Holdings of Exxon Mobil Corp Common Stock

To the Treasurer of the State of Maine:

At your request and for the purposes of disclosure to Exxon Mobil Corporation, we confirm and certify to the following as of **December 14, 2004**:

Within the following State of Maine investment portfolio accounts are the following holdings of Exxon Mobil common stock that have been continuously held in their respective accounts for over a one year period preceding December 14, 2004 based on tax lot records:

State of Maine/Baxter State Park:	375 shares Exxon Mobil	{Acquired 06/09/2003}
State of Maine Several Trust Funds:	950 shares Exxon Mobil	{Acquired 10/20/1993}
State of Maine Lands Reserve:	875 shares Exxon Mobil	{Acquired 04/06/1995}
TOTAL:	2,200 shares Exxon Mobil	

We are the investment managers of the above portfolios and KeyBank National Association is the direct DTC participant and custodian of the above shares. Any questions may be directed to me as senior portfolio manager at (207) 874-7174.

Sincerely,

Richard W. Ogrodnik
Senior Vice President & Sr. Portfolio Mgr.
KeyBank National Association

State of Connecticut
Office of the Treasurer

DENISE L. NAPPIER
TREASURER

HOWARD G. RIFKIN
DEPUTY TREASURER

December 13, 2004

Mr. H.H. Hubble
Vice President of Investor Relations
Secretary
Exxon Mobil
5959 Las Colinas Boulevard
Irving, Texas 75039

RECEIVED
DEC 15 2004
H. H. HUBBLE

Dear Mr. Hubble:

The purpose of this letter is to inform you that the Connecticut Retirement Plans & Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by the State Treasurer of Maine.

As the Connecticut Deputy State Treasurer, I hereby certify that CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of December 10, 2004 the CRPTF held 3,022,424 shares of Exxon Mobil stock valued at approximately $151,574,563. The CRPTF will continue to own Exxon Mobil shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-314 if you have any questions or comments concerning this resolution.

Sincerely,

Howard G. Rifkin
Deputy State Treasurer

SHAREHOLDER PROPOSAL

DEC 15 2004

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

55 ELM STREET, HARTFORD, CONNECTICUT 06106-1773, TELEPHONE: (860) 702-3000
AN EQUAL OPPORTUNITY EMPLOYER

Resolution Co-sponsored by the
Connecticut Retirement Plans and Trust Funds ("CRPTF")

Shareholder Engagement
ExxonMobil for 2005 Annual Meeting

WHEREAS, the Board of Directors of ExxonMobil has adopted Corporate Governance Guidelines, the latest revision of September 29, 2004 is available on the company's website.

Whereas, those guidelines state that "The directors' fiduciary duty is to exercise their business judgment in the best interests of ExxonMobil's shareholders."

Whereas, as recognized in the Corporate Governance Guidelines, and the company's by-laws there are a number of functions of the corporation that the Board reserves to itself.

Whereas, the ExxonMobil Corporate Governance Guidelines provide for communication by interested Parties with non-employee Directors and state that "it is expected that each director will make every effort to attend each annual meeting."

Whereas, shareholders elect the directors and it is appropriate to directly hear directors' views on matters relating to the company's fortunes, strategy and challenges. Dialogue and accountability are essential to good corporate governance and the annual meeting is the best, most appropriate and the preferred forum for such a dialogue.

Resolved: That shareholders urge the company to amend its Corporate Governance guidelines to provide that a time be set aside on the agenda at each annual meeting for shareholders to ask questions, and receive replies directly from, the non-employee directors.

Supporting Statement

We believe that day-to-day operations of the company are the purview of management, and they should address questions shareholders have in this area. However, in areas of policy, governance, nomination of directors, executive compensation, audit issues, strategic planning, and other board responsibilities, shareholders should be able to ask questions of – and hear direct responses from – members of the Board of Directors. We believe that setting aside a period at the annual meeting for such discussions is in the best interest of the corporation and its shareholders.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 15, 2004

VIA UPS OVERNIGHT DELIVERY

Mr. Howard G. Rifkin
Deputy State Treasurer
State of Connecticut
55 Elm Street
Hartford, CT 06106-1773

Dear Mr. Rifkin:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Connecticut Retirement Plans & Trust Funds the proposal previously submitted by Ms. Dale McCormick for the State of Maine Several Trust Funds concerning annual meeting discussions in connection with ExxonMobil's 2005 annual meeting of shareholders.

Since the proxy rules do not address co-sponsoring of proposals, we will assume that the State of Maine Several Trust Funds will be the sponsor of this proposal. Enclosed is a copy of our letter to Ms. Dale McCormick acknowledging receipt of this proposal.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Note that a statement of eligibility must be provided by the record holder of the securities. Since Connecticut Retirement Plans & Trust Funds does not appear on our records as a registered shareholder, you must submit proof that Connecticut Retirement Plans & Trust Funds meets these eligibility requirements, such as by providing a statement from the record holder of securities (usually a bank or broker) that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 15, 2004, the date we received your proposal; and (3) must state that you have continuously owned the securities for at least 12 months prior to December 15, 2004. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

At this date we have not received proof of shareholdings. This information must be postmarked, or transmitted electronically at 972.444.1505, to us no later than 14 days from the date you receive this notification.

Sincerely,

David G. Henry
Section Head
Shareholder Relations

c: Ms. Dale McCormick
State of Maine Several Trust Funds

Enclosures

STATE STREET.
For Everything You Invest In™

Donna Trapp
Client Service Manager
Institutional Investor Services
Public Funds Services
PO Box 1992
Boston, MA 02105-1992

Phone: (617) 664-9423
Fax: (617) 769-6737
E-Mail: dmtrapp@statestreet.com

December 20, 2004

Re: Connecticut Retirement Plans and Trust Fund

To Whom it May Concern:

This is to advise you that Connecticut Retirement Plans & Trust Funds held over $2,000 in market value of Exxon Mobil. common stock (cusip # 30231G102) continuously for a full year based on monthly valuations.

Please contact me if you have any questions or concerns.

Sincerely,

Donna Trapp

Donna Trapp
Client Service Manager
Client Relations
State Street Corporation

Communication by Interested Parties with Non-Employee Directors

The Board Affairs Committee will maintain procedures for interested parties to communicate with the non-employee directors. Contact information and a description of the procedures for handling these communications will be published in the proxy statement for each annual meeting of shareholders and posted on ExxonMobil's internet site.

Non-Employee Director Compensation

Compensation for non-employee directors will be determined by the Board on the recommendation of the Board Affairs Committee and will be reviewed annually. Non-employee director compensation will be set at a level that is consistent with market practice, taking into account the size and scope of the Corporation's business and the responsibilities of its directors. A substantial portion of the compensation paid to non-employee directors for service on the Board will be paid in stock of the Corporation which must be held until the director retires from the Board.

Shareholder Matters

Voting Rights. Each share of the Corporation's common stock is entitled to one vote. ExxonMobil's charter and By-Laws will not impose voting requirements for actions by holders of its common stock higher than the minimum requirements of New Jersey law and will not restrict the ability of shareholders to act by written consent.

Confidential Voting. In accordance with the resolution previously adopted by shareholders with the recommendation of the Board, a shareholder's vote will be counted by independent inspectors and will be kept confidential from management unless special circumstances exist. For example, proxy cards will be forwarded to the Corporation for appropriate response if a shareholder writes comments on the card.

Annual Meeting Attendance. It is expected that each director will make every effort to attend each annual meeting of shareholders.

Ratification of Auditors. The appointment of independent auditors will be submitted for ratification by the shareholders at each annual meeting.

Shareholder Proposals Receiving Majority Approval. If a shareholder proposal that is not supported by the Board receives a majority of the votes cast at a meeting at which a quorum is present, the proposal will be reconsidered by the Board. Action taken on the proposal will be reported to shareholders in a timely manner.

Corporate Governance Guidelines Revision

The Board Affairs Committee and the Board will review and revise these Corporate Governance Guidelines and related documents as and when appropriate.

G. STEVEN ROWE
ATTORNEY GENERAL

Telephone: (207) 626-8800
TDD: (207) 626-8865
Fax: (207) 287-3120

STATE OF MAINE
OFFICE OF THE ATTORNEY GENERAL
6 STATE HOUSE STATION
AUGUSTA, MAINE 04333-0006

REGIONAL OFFICES:

84 HARLOW ST., 2ND FLOOR
BANGOR, MAINE 04401
TEL: (207) 941-3070
FAX: (207) 941-3075

44 OAK STREET, 4TH FLOOR
PORTLAND, MAINE 04101-3014
TEL: (207) 822-0260
FAX: (207) 822-0259
TDD: (877) 428-8800

128 SWEDEN ST., STE. 2
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March 2, 2005

Via Facsimile 202-942-9525

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to ExxonMobil Corporation

Dear Sir or Madam:

The State of Maine Several Trust Funds, Baxter Park Trust, and Lands Reserved Trust (hereinafter collectively referred to as the "Trust Funds") have submitted a shareholder proposal to ExxonMobil Corporation (hereinafter referred to as "XON" or the "Company") for consideration and action at XON's 2005 annual shareholder meeting. The Trust Funds hold approximately 5440 shares of common stock of XON.

The proposal asks the Company to amend its corporate governance guidelines to provide that shareholders will be given the opportunity to communicate directly with members of the board of directors at annual meetings. By letter dated January 14, 2005, the Company requested that the Staff of the Securities and Exchange Commission grant XON a no-action letter with respect to the proposal submitted by the Trust Funds on the ground that the proposal is excludable by virtue of either Rule 14a-8(i)(7) or Rule14a-8(i)(10).

Based on our review of the Trust Funds' shareholder proposal, the aforesaid letter sent by the Company, and Rule 14a-8, we believe that the Trust Funds' shareholder proposal must be included in XON's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

THE COMPANY'S RULE 14a-8(i)(7) OBJECTION

The Objection Is Meritless Because the Proposal Relates to an Important Policy Issue, Not to Ordinary Business Operations.

Introduction

The Trust Funds' proposal does not relate to ordinary business operations, but rather to a very important policy issue – shareholder-board member communications.

In recent years, the Securities and Exchange Commission (the "Commission") and its Staff have devoted a great deal of effort to improving corporate governance in the United States. A centerpiece of this effort has been an attempt to facilitate communication between shareholders and their boards of directors. (*See, e.g.*, Staff Report: Review of the Proxy Process Regarding the Nomination and Election of Directors, Division of Corporation Finance (July 15, 2003) (hereinafter referred to as the "Staff Report"); Release No. 34-48301 (August 8, 2003) (proposing release on "Communications Between Security Holders and Boards of Directors") (referred to hereinafter as the "Proposing Release"); Release No. 34-48825 (November 24, 2003) (adopting release on "Communications Between Security Holders and Boards of Directors") (referred to hereinafter as the "Adopting Release"); Release No. 34-48745 (November 4, 2003).) In evaluating the Trust Funds' proposal, it is helpful to consider in some detail the Commission's statements on the importance of shareholder-board member communication.

In the Adopting Release, the Commission noted that the majority of persons submitting comments had urged the Commission to adopt rules that would grant to security holders a "greater ability to exercise their rights and responsibilities as owners of their companies," and that a particular area of concern was "the ability of security holders to communicate effectively with members of boards of directors." (Adopting Release § I.) This concern also was evidenced in earlier Release No. 34-48745, which was summarized in the Adopting Release as follows:

> In Exchange Act Release No. 34-48745 (November 4, 2003), the Commission approved a new NYSE listing standard that addresses security holder communications with board members. This standard provides that: "In order that interested parties may be able to make their concerns known to non-management directors, a company must disclose a method for such parties to communicate directly and confidentially with the presiding director [of the non-management directors] or with non-management directors as a group." See NYSE Section 303A(3).

(Adopting Release § II.B.1 n.91.)

The Adopting Release went on to note that, in responding to the request for input that preceded the Staff Report, many investors had commented "that disclosure alone would not address all issues related to accountability and responsiveness." (Adopting Release § II.B.1.) Similarly, in response to the Proposing Release, there was "no clear consensus as to whether the proposed [disclosure] rules would be an effective means to improve board accountability, board responsiveness, and corporate governance policies." (Adopting Release § II.B.1.) Nevertheless, the Commission adopted additional disclosure requirements requiring disclosure of (i) whether the board has a process for shareholders to communicate with the board (and, if none exists, why not); (ii) a description of the process to communicate with the board and individual board members; (iii) if the company filters communications to board members, a description of the process for determining which communications will be relayed to the board members; and (iv) a description of the company's policy with respect to board members' attendance at the annual shareholders' meeting. (Adopting Release § II.B.2.) Item (iv) was added in the Adopting Release, although it did not appear in the Proposing Release, because it "would further our broad objective to provide investors with information about a company's communications policies and general responsiveness to investors' concerns." (Adopting Release § II.B.3.d.) The Commission elaborated that:

> *Directors' attendance at annual meetings can provide investors with an opportunity to communicate with directors about issues affecting the company.* We are adopting a requirement that companies disclose their policy with regard to director attendance at annual meetings and the number of directors who attend the annual meetings, as that disclosure will give security holders *a more complete picture of a company's policies related to opportunities for communicating with directors.*

(Adopting Release § II.B.3.d (emphasis added).)

The Commission described its reasons for adopting these four disclosure requirements in the following language:

> [W]e believe that the disclosure requirements, including whether a board has a process by which security holders can communicate with it, are necessary to give security holders a better picture of a critical component of the board's interaction with security holders. Detailed disclosure regarding that process at a company, if it exists, will be important to security holders in evaluating the nature and quality of the communications process.

(Adopting Release § II.B.2.)

The Proposal Relates to an Important Policy Issue.

As can be seen from the above discussion, the Commission has demonstrated a strong desire to encourage communication between shareholders and their boards of directors. This has been a major policy initiative of the Commission. However, the Commission has limited itself to disclosure rules. It is up to the individual company or its shareholders to set the substantive communication mandates. The Trust Funds' shareholder proposal is intended to do just that by proposing that the board adopt governance guidelines that would enhance the ability of shareholders to communicate with individual directors at the annual meeting.

Whether such guidelines are adopted is clearly an important policy issue for the company, not a disclosure issue. Yet the adoption of such a policy is totally congruent with the Commission's attempt to encourage communication between shareholders and members of the board of directors. Why have disclosure of board member attendance at the annual shareholder meeting if shareholders are unable to ask board members questions at that meeting? Are they intended to be ornaments – equivalent to potted plants placed on the podium?

As noted in the italicized portion of the Adopting Release quoted above, the rationale behind attendance disclosure is to reveal whether there are "opportunities for communicating with directors." But attendance by board members without the opportunity for shareholder questioning would frustrate the Commission's objective of enhancing "the ability of security holders to communicate effectively with members of boards of directors." (Adopting Release § I.) Thus, the question of whether a company has a reasonably effective method of communication with the directors at the annual meeting, and whether to adopt proposals to enhance such communication, are important policy issues that preclude the application of Rule 14a-8(i)(7) to the Trust Funds' shareholder proposal.

The No-Action Letters Cited by the Company Are Distinguishable.

XON cites a number of instances in which the Staff has granted no-action relief under Rule 14a-8(i)(7) with respect to shareholder proposals dealing with some detailed aspect of the conduct of annual meetings. (*See AmSouth Bancorporation* (January 15, 2002); *PG&E Corporation* (January 27, 2000); *The Gillette Company* (February 2, 2001); *Citigroup Inc.* (January 14, 2004); *Commonwealth Energy Corporation* (November 15, 2002) (Vocke proposal).) In each of these instances, however, the proponent was not attempting to establish a broad policy, but rather to micro-manage the annual meeting. Thus, in *AmSouth*, the proposal called for a question period of thirty minutes. In *PG&E*, the proposal called for a limit of thirty minutes discussion on any matter brought up at the shareholder meeting. In *Gillette*, the proposal called for the first quarter earnings release to be distributed at the annual meeting. In *Citigroup*, the (anti-Evelyn Y. Davis) proposal, in the words of Citigroup's counsel "prescribes how much time each shareholder may speak, when such speaker may ask another question or make a follow-up comment, who is qualified to speak, which topics may not be discussed, and methods of ensuring enforcement of such guidelines." In *Commonwealth Energy*, the Vocke proposal dictated, among other things, the rules governing annual and director meetings, audio or videotaping of meetings (and retention of the tapes for a specified number of years), and when meeting draft minutes would be made available.

In each of these letters cited by the Company, the proponent was attempting to dictate the minutia of how the annual meeting would be conducted. In contrast, the Trust Funds' shareholder proposal does not deal with minutia. Rather, it states the simple good governance policy that the outside directors be available and responsive to shareholders.

Similarly, the remaining no-action letters cited by XON, (*EMC Corporation* (March 7, 2002); *The Gillette Company* (February 4, 2004); *J.P. Morgan Chase & Co.* (February 5, 2003) and *Verizon Communications Inc.* (January 30, 2001)), are wholly inapplicable. Three of them involved a question of micro-managing the situs of the annual meeting while the fourth attempted to mandate the date of the annual meeting. Thus, none of them involved any policy issue.

For the foregoing reasons, XON's request for a no-action letter based on Rule 14a-8(i)(7) should be denied.

THE COMPANY'S RULE 14a-8(i)(10) OBJECTION

The Second Objection Also Is Meritless Because the Proposal Has Not Been Implemented and Thus Is Not Moot.

As demonstrated by the Company's own letter of January 14, 2005, XON has not implemented the Trust Funds' proposal, which requests that shareholders be permitted to communicate directly with independent directors at the annual meeting. Attendance by the directors without the ability of shareholders to communicate with them does not moot the proposal. Similarly, a general question and answer period during which the chairman of the meeting provides all of the answers does not moot a request for direct communication with the independent board members. Thus, XON's request for a no-action letter based on Rule 14a-8(i)(10) should be denied.

*   *   *

In conclusion, we respectfully request that the Staff deny the Company's no-action request. Please contact the undersigned at 207-626-8834 with respect to any questions in connection with this matter or if you desire any further information.

Very truly yours,

G. STEVEN ROWE
Attorney General, State of Maine

Michael J. Colleran
Assistant Attorney General

cc: James Earl Parsons, Esq., ExxonMobil Corporation (*via fax 972-444-1432*)
David Lemoine, State Treasurer of Maine
Howard G. Rifkin, Deputy State Treasurer, State of Connecticut

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 14, 2005

The proposal urges the board to amend ExxonMobil's corporate governance guidelines to provide that a time be set aside at each annual meeting for shareholders to ask questions and receive replies directly from non-employee directors.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7), as relating to ExxonMobil's ordinary business operations (i.e., conduct of annual meetings). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Robyn Manos
Special Counsel